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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 0 2003

SEC FILE NUMBER
8- 49426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARROWHEAD INVESTMENT CENTER, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 E. VANDERBILT WAY, SUITE 150
(No. and Street)

SAN BERNARDINO (City) CA (State) 92408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES P. ESTES (909) 890-0211
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

335 N. WILMOT SUITE 300 (Address) TUCSON (City) AZ (State) 85711 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES P. ESTES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARROWHEAD INVESTMENT CENTER, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSARIO B. URIBE
Commission # 1287615
Notary Public - California
San Bernardino County
My Comm. Expires Mar 18, 2005

Signature

PRESIDENT / CEO
Title

Rosario B. Uribe
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROWHEAD INVESTMENT CENTER LLC
San Bernardino, California

FINANCIAL STATEMENTS
December 31, 2002

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Balance Sheet 2
Statement of Income 3
Statement of Member's Capital 4
Statement of Cash Flows 5

Summary of Significant Accounting Policies 6

Notes to Financial Statements 8

SUPPLEMENTAL INFORMATION

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission 12

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commissions 13

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5(g)(1) 14

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
Arrowhead Investment Center LLC
San Bernardino, California

We have audited the accompanying balance sheet of Arrowhead Investment Center LLC as of December 31, 2002 and the related statements of income, member's capital, and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Investment Center LLC as of December 31, 2002 and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Tucson, Arizona
February 7, 2003

ARROWHEAD INVESTMENT CENTER LLC
BALANCE SHEET
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	926,244
Commissions receivable		88,517
Related party receivables		36,659
Investment securities		3,300
Prepaid expenses		7,803
Total current assets		1,062,523
NON-CURRENT ASSETS		
Fixed assets, net		31,086
TOTAL ASSETS	$	1,093,609

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Related party payable	$	110,221
Accrued expenses		113,606
Total current liabilities		223,827
MEMBER'S CAPITAL		869,782
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,093,609

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
STATEMENT OF INCOME
Nine Months Ended December 31, 2002

OPERATING INCOME	
Investment Center income	$ 1,699,224
INTEREST INCOME	
Interest on investment securities	3,459
Total income	1,702,683
OPERATING EXPENSES	
Salaries and benefits	966,537
Occupancy expense	60,513
Depreciation	19,226
Insurance	12,912
Office operating expense	247,971
Advertising and promotion	23,218
Professional services	51,103
Total operating expenses	1,381,480
NET INCOME	$ 321,203

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
STATEMENT OF MEMBER'S CAPITAL
Nine Months Ended December 31, 2002

	Total Member's Capital
BALANCE, APRIL 1, 2002	$ -
Capital contributions	548,579
Net income	321,203
BALANCE, DECEMBER 31, 2002	$ 869,782

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
STATEMENT OF CASH FLOWS
Nine Months Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Interest received	$ 3,459
Commission and other income received	1,574,048
Cash paid to suppliers and employees	(1,146,230)
Net cash provided by operating activities	431,277
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from member	494,967
NET INCREASE IN CASH	926,244
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 926,244
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 321,203
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	19,226
Change in commissions receivable	(88,517)
Change in related party receivable	(36,659)
Change in prepaid expenses	(7,803)
Change in related party payable	110,221
Change in accrued expenses	113,606
Total adjustments	110,074
Net cash provided by operating activities	$ 431,277
NON-CASH INVESTING ACTIVITIES	
Investments transferred from member	$ 3,300
Fixed assets transferred from member (net)	$ 50,312

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2002

ORGANIZATION

Arrowhead Investment Center LLC (the Company) was formed in 2002 as a limited liability company. The Company provides financial products to members of Arrowhead Central Credit Union and its subsidiaries. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Arrowhead Investment Center LLC is a wholly owned subsidiary of Arrowhead Financial Group, Inc.

BASIS OF ACCOUNTING

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practice within the financial services industry. A summary of the significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows.

Financial accounting records are generally maintained on an accrual basis.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, and dealer reserves.

INVESTMENT SECURITIES

Investment securities are purchased with the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (3 to 40 years) of the related assets under the straight-line method.

ARROWHEAD INVESTMENT CENTER LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2002

ADVERTISING

Advertising expense is recorded as it is incurred.

INCOME TAXES

No provision for income taxes has been made as limited liability companies are not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on their respective income tax returns.

ARROWHEAD INVESTMENT CENTER LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2002 was as follows:

Cash on hand and in banks	$ 684,698
Money market accounts	241,546
Total cash and cash equivalents	$ 926,244

Restricted cash of $100,488 is required to be held by Bank of New York in order to use their clearinghouse services. A minimum of $100,000 must be maintained at all times.

NOTE 2 – RELATED PARTY RECEIVABLES

Related party receivables are summarized as follows:

Due from Integrity Planners (affiliate)	$ 35,354
Due from Arrowhead Financial Group (parent)	1,305
Total	$ 36,659

NOTE 3 – INVESTMENTS

At December 31, 2002, investments comprised of the following:

	Amortized Cost	Fair Value
Investment in NASD	$ 3,300	$ 3,300

NOTE 4 – FIXED ASSETS

Fixed assets are summarized as follows:

Furniture, fixtures and equipment	$ 33,745
Autos	35,484
Software	13,332
Computers	131,392
	213,953
Less: accumulated depreciation	182,867
Total	$ 31,086

ARROWHEAD INVESTMENT CENTER LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 5 – RELATED PARTY PAYABLE

Related party payable is summarized as follows:

Due to Integrity Planners (affiliate)	$ 110,221

In addition, the Company paid to $60,513 in rent to the parent company.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $824,362 (as computed under Rule 15c3-1) which was $774,362 in excess of its required net capital of $50,000 The Company's net capital ratio was .27 to 1.

NOTE 7 – LEASE COMMITMENTS

The Company is renting its San Bernardino location through a job lease from the parent company of the LLC member (Arrowhead Central Credit Union) on a month-to-month basis.

Total occupancy expense for the nine months ended December 31, 2002 was $60,513.

NOTE 8 – LEGAL CONTINGENCIES

The Company is subject to various pending and threatened legal actions which arise in the normal course of business. Although the amount of the ultimate exposure, if any, cannot be determined at this time, it is management's opinion that, based on the advise of counsel, the resolution of claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 – EMPLOYEE RETIREMENT PLANS

During 1997, the parent company, Arrowhead Central Credit Union, adopted a salary deferred 401(k) plan to allow employees to defer a portion of their current compensation. The plan allows for discretionary matching contributions by the Credit Union. Contributions to the plan were $24,419 for the nine months ended December 31, 2002.

ARROWHEAD INVESTMENT CENTER LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 10 – SUBSEQUENT EVENTS

During January 2003, the Company subsequently added an unfunded deferred compensation arrangement for a select group of highly compensated employees. The plan allows for these employees to defer a portion of their compensation. The plan also allows for discretionary contributions by the employer.

SUPPLEMENTAL INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Supplemental Information Required By Rule 17a-5(g)(1) of the Securities and Exchange Commission

Board of Directors
Arrowhead Investment Center LLC
San Bernardino, California

We have audited the accompanying financial statements of Arrowhead Investment Center LLC as of and for the nine months ended December 31, 2002, and have issued our report thereon dated February 7, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Tucson, Arizona
February 7, 2003

Schedule 1

ARROWHEAD INVESTMENT CENTER LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2002

NET CAPITAL		
Total member's capital		$ 869,782
Deduct member's capital not allowable for net capital	$ -	
Total member's capital qualified for net capital		869,782
Add:		
Allowable subordinated borrowings		
Other (deductions) or allowable credits	-	
Total capital and allowable subordinated borrowings		869,782
Deductions and/or charges:		
Nonallowable assets:		
Receivable from non-customers	1,700	
Property and equipment, net	31,086	
Other assets	7,803	40,589
Net capital before haircuts on securities positions (tentative net capital)		829,193
Haircuts on securities:		
Trading and investment securities		
Exempted securities		4,831
NET CAPITAL		$ 824,362
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses		$ 223,827
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		$ 14,922
Minimum dollar requirement		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 774,362
Excess net capital at 1,000 percent		$ 801,979
Ratio: aggregate indebtedness to net capital		.27 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 800,416
Audit adjustments (net)		23,946
NET CAPITAL PER ABOVE		$ 824,362

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5(g)(1)

Board of Directors
Arrowhead Investment Center LLC
San Bernardino, California

In planning and performing our audit of the financial statements and supplemental schedule of Arrowhead Investment Center LLC (the Company) for the nine months ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clifton Gunderson LLP

Tucson, Arizona
February 7, 2003